Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Enters into Royalty Agreement

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, SK, Dec. 27 /CNW Telbec/ - Claude Resources Inc. ("Claude")
(TSX: CRJ; AMEX: CGR) is pleased to announce that it has entered into a
Royalty Agreement ("Agreement") with Red Mile Resources No. 8 Limited
Partnership ("Red Mile"). Under the terms of the Agreement, Claude has sold a royalty on a portion of the gold production at its Seabee Mine; this agreement lasts 10 years. The Company received cash of $39.2 million, which included royalty income of $35.0 million and fees and interest of $4.2 million.
    Under the terms of the Agreement, the Company is required to make royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $40.82 to $88.95 per ounce over the term of the Agreement. In addition, the Company granted Red Mile a Net Profits Interest (NPI) of 3.75%,
4.00% or 4.25% in years 2012 through 2016, payable only if each day's price of gold in any of those calendar years is greater than CDN $975, $1,175 or 1,375 per ounce, respectively.
    $35 million of the cash received was placed with a financial institution;
in return, the Company received a promissory note. Interest earned from the promissory note will be sufficient to fund the expected basic royalty payments during the first four years of the Agreement. Interest and principal from the promissory note will be sufficient to fund the expected basic royalty payments over the remaining years of the Agreement.
    Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile, effectively terminating the Agreement, for the lower of market value or for the outstanding amount of the promissory note.
    The balance of the funds received of $4.2 million will be used for working capital and capital requirements at the Company's 100% owned Madsen mine in the Red Lake area of northwestern Ontario.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION

    This news release may contain certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

    Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: please contact: Neil McMillan, President & CEO,
1-306-668-7505, Facsimile: 1-306-668-7500,
clauderesources(at)clauderesources.com; Renmark Financial Communications Inc.:
Neil Murray-Lyon : nmurraylyon(at)renmarkfinancial.com; Christina Lalli :
clalli(at)renmarkfinancial.com; (514) 939-3989, Fax : (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 15:13e 27-DEC-06